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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                              Barnes & Noble, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001

                         (Title of Class of Securities)

                                    067774109
                                 (CUSIP Number)


 J.M. Hessels, Vendex International N.V., De Klencke 6, 1083 HH Amsterdam, The
                        Netherlands, 011-31-20-549-0490
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 21, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement / / . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

                  This Amendment No. 3 to the Schedule 13D of Vendex International N.V., a corporation organized under the laws of the Netherlands ("Vendex"), dated July 27, 1995, as amended by Amendment No. 1 thereto dated July 2, 1996 and Amendment No. 2 thereto dated March 6, 1997 (the "Schedule 13D"), in respect of shares of Common Stock, par value $.001 per share, of Barnes & Noble, Inc., a Delaware corporation (the "Issuer"), amends the Schedule 13D as indicated below.

                  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

     Item 4. Purpose of Transaction.

                  The first paragraph of Item 4 is hereby amended to read in its entirety as follows:

         Vendex has acquired its shares of the Common Stock for the purpose of investment, constituting a portion of its securities portfolio, in the regular course of business. A Registration Statement has been filed by the issuer with respect to the shares of Common Stock owned by Vendex and, from time to time and depending on market conditions and other factors, Vendex plans to sell shares of Common Stock either pursuant to such Registration Statement (after it has been declared effective by the Securities and Exchange Commission) or an available exemption from registration, if appropriate opportunities to do so are available, on such terms and at such times as it considers advisable.


     Item 5. Interest in Securities of the Issuer.

                  Item 5(a) is hereby amended to read in its entirety as follows:

                  (a) As of the date hereof, Vendex beneficially owns 1,820,386 shares of the Common Stock, which represents approximately 5.5% of the issued and outstanding shares of the Common Stock.

                  Each of Drs. W.C.J. Angenent, Member of the Board of
Management and Chief Financial Officer of Vendex, and Mr. J.M. Hessels, Member
of the Board of Management and Chief Executive Officer of Vendex, owns 1,000 shares of the Common Stock. In addition, each of Drs. W.C.J. Angenent and Mr. J.M. Hessels were granted options to purchase 20,000 shares of the Common Stock at a price of $24.375 per share pursuant to the Issuer's 1996 Incentive Plan. Options to purchase 10,000 of such shares are currently exercisable, and options to purchase an additional 5,000 of such shares will become exercisable on each of January 16, 1998 and January 16, 1999 subject to the terms and conditions thereof and of such incentive plan.
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                  To Vendex's knowledge, none of its other executive officers or directors beneficially owns any Common Stock (other than in his or her capacity as an executive officer or director of Vendex) and no executive officer or director has the right to acquire any Common Stock.
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     VENDEX INTERNATIONAL N.V.



  March 25, 1997                     By:/s/  J.M. Hessels
--------------------                    -----------------------------------
      Date                              Name: J.M. Hessels
                                        Title: Chief Executive Officer